January 22, 2007

Ms. Jessica Barberich
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 04-09

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Form 10-K/A for the year ended December 31, 2005
Filed May 16, 2006
Form 10-Q for the quarter ended September 30, 2006
Filed November 13, 2006
File No. 333-117367

Dear Ms. Barberich:

Reference is made to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced amended annual report on Form 10-K/A and quarterly report on Form 10-Q of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), in your letter dated December 18, 2006. In accordance with your request, we provide the following acknowledgement.

The Company hereby acknowledges that:

(i)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(ii)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Schurer
Michael Schurer
Chief Financial Officer and Treasurer